W. Ron Hinson                       Southern Company
Comptroller and                     Bin 10137
Chief Accounting Officer            241 Ralph McGill Boulevard
                                    Atlanta, GA 30308-3374

                                    Tel 404.506.7146
                                    Fax 404.506.4310
                                    wrhinson@southernco.com


                                  July 12, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Attn:    Jim Allegretto
         Senior Assistant Chief Accountant

         Re:      The Southern Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-3526

                  Alabama Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-3164

                  Georgia Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-6468

                  Gulf Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 0-2429

                  Mississippi Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 001-11229

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Securities and Exchange Commission
July 12, 2006
Page 2



                  Savannah Electric and Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-5072

                  Southern Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 333-98553


Dear Mr. Allegretto:

         The following is the response of The Southern Company (Southern Company) to the Staff's comments on the Form 10-K for the fiscal year ended December 31, 2005 (Form 10-K), transmitted in a letter from the Staff dated June 20, 2006. We are submitting this letter on behalf of Southern Company, and the terms "we," "us," "our" and "the Company" in the following responses refer to Southern Company.

SEC COMMENT:

     1. We have read your response to comment one of our letter dated May 15, 2006. Please address the following issue related to your partnership in Alabama Fuel Products, LLC (AFP):

          a. We believe that condition two to paragraph 4h of FIN46R should be based primarily on a qualitative assessment. The fact pattern presented regarding the "substantially all" issue indicates that you purchase 85% of the synfuel produced by the venture, and provide materials and services to the partnership; presumably the raw materials. Please advise as to the percentage of materials you provide to AFP. Accordingly, it appears that several indicators are present that suggest the activities of AFP are conducted primarily on behalf of Southern. Therefore, we are not clear how AFP meets the business exception under FIN46R. If you do not concur, please explain your rationale. Otherwise please address the paragraph 5 criteria in FIN46R. If you conclude that AFP is a variable interest entity, then please indicate to us who the primary beneficiary is, and how you reached your conclusion. Furthermore, please provide to us any computations, and related analysis, to reach your conclusion regarding this issue.

          b. Please tell us the percentage of losses, or future capital contributions, you are required to make to AFP. In this regard, you state in your response that you have a 30% interest in AFP.

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Securities and Exchange Commission
July 12, 2006
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               Explain how the payments to the previous owners regarding the thermal content of the synthetic fuel are calculated and whether that was considered in your expected loss calculation. Lastly, please tell us how the tax benefits are allocated between the parties and how that allocation factored into your analysis.

SOUTHERN COMPANY RESPONSE:

         In response to part a. of your comment:

         We performed both a qualitative and quantitative assessment with regard to condition two of paragraph 4h of FIN 46R and concluded that substantially all of the activities of the entity are not conducted on behalf of Southern Company and its related parties. The following key factors were:

          o The entity was originally formed in 1998 by entities not affiliated with Southern Company. Three production facilities were constructed and placed in service at that time. The entity was acquired by a privately held company in 1999 and the purchase agreement provided for certain payments to the former owners of the limited liability company. Southern Company joined the entity as a member in April of 2001.

          o The business purpose of this entity is to generate tax credits, to provide a return for investors and to produce and sell synthetic fuel. The primary activity of this business is the generation of tax credits - the credits are allocated 70% to our privately held business partner and 30% to Southern Company. Tax credits generated by the entity from 1999-2005 totaled $1,420 million of which $390 million have been allocated to Southern Company and the remainder have been allocated to our business partner.

          o Inputs to the business processes include raw materials in the form of feedstock coal and binder.

               |X| A subsidiary of our privately held business partner purchases coal from unrelated parties and sells the coal to the entity. The subsidiary earns a fee for financing the inventory and securing the supply contracts. Coal purchases, including associated freight, represent 73% of the total costs of the business.

               |X| Another subsidiary of our privately held business partner supplies all of the binder materials to the entity. Total binder material purchased represents 9% of the total costs of the business.

               |X| Southern Company does not provide any of the raw materials used by the business. Coal freight charges are incurred by our operating subsidiaries and we are reimbursed by the

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Securities and Exchange Commission
July 12, 2006
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                    entity dollar for dollar for these services, i.e., it is
                    just a pass-through cost.

          o Processes used in the business include operating and maintaining the machinery and equipment, performing administrative tasks and employing plant personnel. One of the former owners of the entity performs certain of these duties and receives reimbursement of actual costs plus a management fee. Total day-to-day operating and administrative costs of the plants represent 4% of total costs of the business. Such former owner provides approximately half of these services.

          o Other processing costs include fuel handling services. Southern Company provides approximately 75% of these services to the entity which represents less than 5% of the total costs of the business.

          o Selling and general expenses include sales commission activities, rent expense for synfuel plant sites and royalties paid for certain intellectual property rights.

               |X| A subsidiary of our privately held business partner markets and sells all of the synfuel produced by the entity for a commission. This commission represents approximately 5% of the total costs of the business.

               |X| One of our wholly owned subsidiaries has entered into lease agreements for two of the three plant sites with the former owner/operator of the plants. The rent expense incurred by the former owner is passed on to the entity and represents approximately 1% of the total costs of the business.

               |X| Royalties are paid to unrelated third parties and represent approximately 1% of the total costs of the business.

          o The output of the business process is synthetic fuel. Alabama Power Company and Georgia Power Company purchased approximately 85% of the synfuel produced by the entity in 2005. Unrelated third parties purchased the remaining 15% of the output.

         In response to part b. of your comment:

         Production losses and payments to former owners are funded by Southern Company and our privately held business partner. Southern Company's funding obligation is limited to a percentage of the value of tax credits generated - 31.2% of the credits produced as a result of the first six million tons of production and 34% of the credits produced as a result of production in excess of six million tons. The entity produces approximately 12.5 million tons per year.

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Securities and Exchange Commission
July 12, 2006
Page 5


         The total funding obligation of the members (including payments to the former owners) is limited to an amount defined in the 1999 purchase agreement pursuant to which our business partner purchased the membership interest from the former owners. This amount is based on the thermal content of the synthetic fuel produced. Expressed as a percentage of tax credits produced, the obligation is limited to 88.436% of tax credits generated by the business. As a result of these contractual mechanisms, Southern Company's obligation to fund losses of the entity represents approximately 37% of the total. The other member is responsible for the remaining 63%.

         This obligation to fund losses coupled with the right to receive a 30% allocation of tax credits results in Southern Company receiving approximately 22% of the total after-tax cash returns generated by the entity and our business partner receiving the remaining 78%.

         In summary, based on the analysis detailed above, we believe AFP qualifies for the business exception under paragraph 4h of FIN46R and is correctly reflected in Southern Company's financial statements.


 SEC COMMENT:

     2. We have read your response to comment two of our letter dated May 15, 2006. If you are aware of any companies in the industry that reflect changes in construction payables as an investing cash flow activity, please identify such companies. In any event, please support your classification of such items as investing cash flows in your Statements of Cash Flows. We may have further comment.

 SOUTHERN COMPANY RESPONSE:

         Payables incurred for acquiring or constructing long-lived assets do not result in cash inflows or outflows of the companies until the liabilities are paid. The presentation followed by the companies appropriately reflects this, as explained below.

     o In the period a liability is incurred to acquire or construct long-lived assets, the change in operating accounts payable is reduced by such amounts and are reflected in the line "Changes in construction payables" within investing activities.
     o The line item "Property additions" within investing activities is a gross amount that includes not only outflows for property additions paid for in the current period, but also accrued property additions. In order to accurately report cash outflows for investing activities, this amount must be adjusted by the changes in construction payables, as noted above.
     o By reflecting the amounts in the manner described above, both operating activities and investing activities are appropriately reduced for

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Securities and Exchange Commission
July 12, 2006
Page 6


          non-cash transactions. The impact of such transactions is also disclosed on the face of the Statement of Cash Flows.

          Paragraph 29 of SFAS No. 95 states that the reconciliation of net income to net cash flow from operating activities must separately report all major classes of reconciling items, "including at a minimum changes during the period... in payables pertaining to operating activities". Any changes, then, in payables related to investing or financing activities should be segregated from changes in operating accounts payable.

          In addition, paragraph 17(c) of SFAS No. 95, "Statement of Cash Flows", describes payments "at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets" as a source of cash outflows for investing activities. Since our construction payables are paid in a 30 day period we believe that such payments are properly classified as a reconciling item in the investing activities section of the Statements of Cash Flows under paragraph 17(c).

          Acquiring or constructing a productive or long-lived asset by incurring a liability does not result in a cash inflow or outflow until the liability is paid. We believe it is appropriate to reduce the operating accounts payable by such an amount and reflect that amount in the investing section. In the period the liability is paid, the amount is reflected as a cash outflow for investing activities. This treatment results in the correct reporting of both operating and investing activities.

          While we have not conducted a review of the reporting of construction payables by any other companies, based on the analysis set forth above we believe we have properly presented our construction payables in the Statement of Cash Flows.

 SEC COMMENT:

     3. We have read your response to comment three of our letter dated May 15, 2006. We are unclear the reason for your reference to a 20% materiality threshold, which is the threshold percentage test in
          Article 11 of Regulation S-X for a significant acquisition. We believe the evaluation of materiality should be based on SAB 99 which contains a quantitative threshold of 5%. Accordingly, please provide the pro forma disclosures required by paragraph 58(b) of SFAS No. 141 in your June 20, 2006 Form 10-Q or advise in detail.

SOUTHERN COMPANY RESPONSE:

          Management does not believe the acquisition was quantitatively material as the pre-tax net income impact of the acquisition to Southern Power was slightly less than 1%. The revenue impact was approximately 6%. Qualitative factors were also considered under SAB 99.

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Securities and Exchange Commission
July 12, 2006
Page 7


          These qualitative factors also indicated that the acquisition was not material to Southern Power. In particular, the acquisition: (1) did not mask a change in earnings or other trends or significantly impact earnings; (2) did not hide a failure to meet analyst expectations; (3) did not hide or change a loss; (4) did not have a significant role in operations or profitability; (5) did not affect Southern Power's compliance with regulatory requirements; (6) did not affect compliance with loan covenants or other contractual obligations; (7) did not have the effect of increasing management's compensation; and (8) did not involve the concealment of an unlawful transaction. In addition to the qualitative factors set forth in SAB 99, management also considered several additional qualitative factors management deemed applicable. These factors included: (1) the acquisition involved Southern Power's core business of the sale of electricity and did not involve a new line of business; (2) the acquisition did not expose Southern Power to business risks different than those of Southern Power's existing operations; and (3) the acquisition was consistent with Southern Power's public statements regarding its growth strategy.

          Based on management's analysis of quantitative and qualitative factors as described in SAB 99, management continues to believe the acquisition was not material to Southern Power and that the pro forma disclosures set forth in paragraph 58(b) of SFAS 141 are not required.



                                   * * * * * *


     In connection with the above responses to the Commission's comments, the Company hereby acknowledges that:

     o we are responsible for the adequacy and accuracy of the disclosure in the filing;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate the assistance the Staff has provided with its comments on the Form 10-K. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.


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Securities and Exchange Commission
July 12, 2006
Page 8




         Please direct any further questions or comments you may regarding this filing to the undersigned at (404) 506-6641, to Jan Hodnett at (404) 506-6709 or to Wayne Boston at (404) 506-7146.

                                Very truly yours,


                                /s/W. R. Hinson